Groundfloor Finance Inc.

OFFICES 75 Fifth Street, NW, Suite 2170 Atlanta, GA 30308	MAILING ADDRESS PO Box 79346 Atlanta, Georgia 30357

January 2, 2018

VIA EDGAR AND EMAIL DELIVERY

Filer Desk – Mail Stop 3233

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Kim McManus, Senior Attorney

Office of Real Estate and Commodities

Re:	Groundfloor Finance Inc.
Amendment No. 4 to the Offering Statement on Form 1-A
Filed January 2, 2018
File No. 024-10753

Dear Ms. McManus:

Groundfloor Finance Inc. (the “Company”) hereby submits for filing with the Securities and Exchange Commission Amendment No. 4 (“Amendment No. 4”) to the above-referenced Offering Statement on Form 1-A (the “Offering Statement”, including Part II thereof, which is referred to generally as the “Offering Circular”). The Offering Statement has been revised in response to the comment letter dated December 22, 2017 (the “Comment Letter”) to the Company’s Offering Statement on Form 1-A (File No.: 024-10758). The Company is providing the Staff with clean and redlined copies of Amendment No. 4.

The Company is also providing the following responses to Comment No. 6 of the Comment Letter, with the Staff’s comment presented in italics. Please note that all references to page numbers in the responses refer to the page numbers of the clean version of Amendment No. 4. Capitalized terms not otherwise defined below have the meanings set forth in the Offering Circular.

General

Financial Statements

6.       Please address the following with respect to your response to our prior comment 22:

•	Please revise your summary of significant accounting policies to include a discussion of your accounting policies for placing financing receivables on nonaccrual status and accounting for loans once they have been placed on nonaccrual status. Reference is made to ASC Topic 310-10-50-6.

RESPONSE: The Company has revised the disclosure on pages 93 and F-13 to include a discussion of the Company’s accounting policies for placing financing receivables on nonaccrual status and accounting for loans once they have been placed on nonaccrual status.

•	Please revise your summary of significant accounting policies to include a discussion of your impairment policies specific to loans to developers.

Securities and Exchange Commission January 2, 2018 Page 2 of 3

RESPONSE: The Company has revised the disclosure on pages 93 and F-13 to include a discussion of the Company’s impairment policies specific to loans to developers.

•	In your response you indicate that the company does not differentiate or categorize financing receivables into monitoring classifications based on credit quality. However, we note your disclosure beginning on page 30 classifies loans by letter grade and also classifies loans as to whether they are current, in workout or in fundamental default. Additionally, we note your accounting policy disclosure that you review a loan aging schedule in order to establish your allowance for uncollectable loans. Please explain to us why these are not credit quality indicators, or revise your footnote disclosure accordingly.

RESPONSE: The Company has revised the footnote disclosure on pages F-17 and F-34 categorizing financing receivables into monitoring classifications based on credit quality by letter grade and performance state.

•	Please explain to us how your tables beginning on page 30 of your filing reconcile to the loans to developers balances on your balance sheets as of December 31, 2016 and June 30, 2017.

RESPONSE: The tables beginning on page 87 reconcile to the balance of loans to developers on the balance sheet as of December 31, 2017 and June 30, 2017 as follows: The aggregate sum of total loans currently unpaid by letter grade and performance status equals $20.8 million as of November 16, 2017.

December 31, 2016 Reconciliation

Loans to developers is $13.4 million as of December 31, 2016. The reconciling items between loans to developers and the total loans currently unpaid consists of undrawn escrow balances of $3.9 million, loans originated and offered from January 1, 2017 to November 16, 2017 of $20.4 million, offset by repaid loans of $15.4 million and loans sold to third parties of $1.6 million.

June 30, 2017 Reconciliation

Loans to developers is $19.3 million as of June 30, 2017. The reconciling items between loans to developers and the total loans currently unpaid consists of undrawn escrow balances of $6.7 million, loans originated and offered from July 1, 2017 to November 16, 2017 of $6.5 million, offset by repaid loans of $10.1 million and loans sold to third parties of $1.6 million.

The Company respectfully informs the Staff that the tables starting on page 87 are not intended to be viewed as the Company’s financial information. Rather, the tables are intended to be used as an indicator of the Company’s historical loan performance for loans on which corresponding LROs have been sold to retail investors. The tables are designed to provide supplemental information to prospective LRO investors, and the Company may change the format of the tables and the data captured by the tables going forward to the extent that the Company determines that a different presentation would be more useful to such investors in making their investment decision. Because of the limited scope of use for these tables, the Company does not intend for the tables to become part of the Company’s audited financial statements.

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[signature page to comment response letter to Securities and Exchange Commission]

If we can be of further assistance in facilitating your review of the above responses, please do not hesitate to contact me at 202-758-8041 or nick@groundfloor.us.

Sincerely,

/s/ Nick Bhargava

Nick Bhargava

Director, Secretary, and Executive Vice President,

Legal & Regulatory

Groundfloor Finance Inc.

cc:	Robbins Ross Alloy Belinfante Littlefield LLC
Vincent R. Russo

Smith, Anderson, Blount, Dorsett, Mitchell & Jernigan, L.L.P.
Amy S. Wallace